November 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Isabel Rivera

Re:	Safe and Green Development Corporation
Registration Statement on Form S-1
File No: 333-283281

Dear Ms. Rivera:

 Safe and Green Development Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-283281), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Tuesday, November 26, 2024, at 5:30 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Melissa Palat Murawsky of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Melissa Palat Murawsky at (215) 569-5732 or Leslie Marlow at (212) 885-5358 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

SAFE AND GREEN DEVELOPMENT CORPORATION

By:	/s/ Nicolai Brune
Nicolai Brune Chief Financial Officer

cc:	Leslie Marlow, Blank Rome LLP

Melissa Palat Murawsky, Blank Rome LLP